

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Bryan M. Reasons
Chief Financial Officer
Atlas Holdings, Inc.
c/o Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re: Atlas Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-221707**

Dear Mr. Reasons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary
Structure of the Combination, page 11

1.   Please revise the organizational charts provided depicting the post-combination combined company structure immediately following closing and the post-PIPE investment combined company structure to identify New Amneal as the registrant. In addition, please revise your disclosure immediately above the organizational charts to clarify that Holdco and New Amneal are the same entity.

The Combination
Background of the Combination, page 77

2.   We note your revisions in response to our prior comment 9 regarding the alternatives to the Potential Combination considered by the Impax board. Please expand your disclosure where appropriate to address why the board chose not to pursue such alternatives.

3.   We note your revisions to page 79 in response to our prior comment 12. Please further expand your disclosure to explain why you did not pursue further discussions with Party B and Party D.

Directors and Executive Officers of New Amneal After the Combination, page 238

4.   We note your response to our prior comment 25 that Mr. Chirag Patel and Mr. Chintu Patel are not expected to serve as executive officers of the combined company and that they did not receive any compensation in respect of their service as non-employee directors of Amneal in 2017 and reissue the comment. Item 18(a)(7) of Form S-4 requires disclosure for each person who will serve as a director or executive officer of the surviving company, and does not limit it to only persons who had the same role prior to the combination.

Where You Can Find More Information, page 257

5.   Please revise to incorporate by reference your Form 8-Ks filed on November 24, 2017, December 29, 2017 and January 9, 2018. See Item 11(a)(2) of Form S-4.

Annual Financial Statements of Amneal Pharmaceuticals LLC and Subsidiaries
2. Summary of Significant Accounting Policies, page FS-32

6.   Your response to our prior comment 27 indicates that you concluded that Amneal Pharmaceuticals LLC did not meet the definition of a public entity in ASC 280-10-20. Please explain to us the basis for that conclusion. Include in your response your consideration as to whether condition c. is met that financial statements are provided for the purpose of issuing any class of securities in a public market.

Exhibits

7.   We note your revisions in response to our prior comment 20 regarding removal of the word "Certain" from the heading of the section describing tax consequences of the combination. Please have counsel make a conforming change to its cross reference to this section in Exhibit 8.1.

<u>General</u>

8.   We note your response that Amneal is not the "registrant" on Form S-4. However, we note that the intent of the Form S-4 is to disclose information relating to the operating entity so that investors will understand the nature of the businesses of the combined company. Accordingly, we note that throughout the Form S-4 you have provided disclosure for Amneal, such as in your business disclosure and financial statements, even though it is not the technical registrant. Please similarly provide the disclosure required by Item 18(a)(5)(ii) of Form S-4 for Amneal, including beneficial ownership for Amneal Holdings, LLC, who serves as parent to Amneal.

        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Catherine M. Clarkin, Esq. - Sullivan &Cromwell LLP